EXHIBIT 12.2

DUQUESNE LIGHT COMPANY AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Three Months Ended March 31,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Fixed Charges:
Interest on long-term debt	$9.9	$49.2	$52.6	$60.1	$71.2	$76.9
Other interest	0.6	1.5	2.2	0.7	3.1	4.8
Company obligated mandatorily redeemable preferred securities dividend requirement (a)	—	6.3	12.6	12.6	12.6	12.6
Amortization of debt discount, premium and expense - net	0.8	3.9	2.6	2.2	2.3	2.5
Portion of lease payments representing an interest factor	0.7	1.2	1.9	3.1	6.8	43.0
Dividend requirements	0.8	3.2	3.3	3.4	3.4	4.0

Total Fixed Charges	$12.8	$65.3	$75.2	$82.1	$99.4	$143.8

Earnings:
Net income	$17.8	$69.6	$75.4	$53.4	$92.6	$151.0
Income tax expense	11.5	45.4	48.9	30.8	40.5	73.6
Fixed charges as above	12.8	65.3	75.2	82.1	99.4	143.8

Total Earnings	$42.1	$180.3	$199.5	$166.3	$232.5	$368.4

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	3.29	2.76	2.65	2.03	2.34	2.56

(a)	Effective July 1, 2003, dividends on the monthly income preferred securities are included with interest on long-term debt due to the adoption of SFAS No. 150.

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